Circle Internet Finance Public Limited Company
c/o Circle Internet Financial Limited
99 High Street, Suite 1701
Boston, MA 02110

December 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer
Michael Henderson
Robert Klein
J. Nolan McWilliams

Re: Circle Internet Finance Public Limited Company f/k/a Circle Acquisition Public Limited Company

Request for Withdrawal of Registration Statement on Form S-4
File No. 333-258582

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Circle Internet Finance Public Limited Company f/k/a Circle Acquisition Public Limited Company (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-258582), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on August 6, 2021, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Gregg L. Katz of Goodwin Procter LLP by telephone at (617) 570-1406 or by email at GKatz@goodwinlaw.com if you have any questions or concerns regarding this matter. The Company respectfully requests that a copy of the written order granting withdrawal of the Registration Statement be sent to Jeremy Allaire at the address first mentioned above, with a copy to Gregg L. Katz at Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210.

Sincerely,

Circle Internet Finance Public Limited Company

By:	/s/ Jeremy Allaire
Name: Jeremy Allaire
Title: Chief Executive Officer

Cc:	Gregg L. Katz, Esq.
Goodwin Procter LLP